Exhibit 99.1

VIVOPOWER ANNOUNCES CESSATION OF FURTHER SALES OF SHARES UNDER PURCHASE AGREEMENT WITH INSTITUTIONAL INVESTOR

LONDON, October 16, 2023 (GLOBE NEWSWIRE) – VivoPower International PLC (Nasdaq: VVPR, the “Company”) announced today that its Board of Directors has resolved not to provide further notices for the Company to sell ordinary shares to White Lion Capital LLC (“White Lion”) pursuant to the Ordinary Share Purchase Agreement signed on October 6, 2023 (the “Purchase Agreement”). Under the terms of the Purchase Agreement, upon receipt of purchase notices from the Company, White Lion is obligated to purchase up to $2,300,000 in ordinary shares (the “Commitment Amount”) from time to time until the earlier of (i) December 23, 2023 or (ii) the date on which White Lion has purchased ordinary shares in an amount equal to the Commitment Amount. As of October 16, 2023, White Lion had purchased an aggregate of 50,000 ordinary shares pursuant to the Purchase Agreement.

The shares to be issued and sold to White Lion under the Purchase Agreement were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-251304) (the “Registration Statement”), previously filed and declared effective by the U.S. Securities and Exchange Commission on December 23, 2020, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated October 6, 2023 (the “Prospectus Supplement”).

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, the anticipated impact that the events or transactions described in this communication may have on the Company and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, the outcome of any potential claims or litigation arising out of the transactions described in this communication, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Shareholder Enquiries

shareholders@vivopower.com